Exhibit 99.3

Claude Debussylaan 15	Victoria Place
1082 MC Amsterdam	31 Victoria Street
The Netherlands	Hamilton HM 10 Bermuda
VOTING CARD

CUSIP: # 92719A106 (US ISIN: US92719A1060)
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 p.m. New York Time on March 11, 2011)
The undersigned owner and holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Common Shares of VimpelCom Ltd. represented by the American Depositary Shares evidenced by such American Depositary Receipts held in the name of the undersigned on the books of the Depositary as of the close of business on January 31, 2011 at the Special General Meeting of VimpelCom Ltd. to be held on March 17, 2011 at 10:00 a.m. Central European Time in Amsterdam, the Netherlands, and at any adjournment or postponement thereof, in respect to the resolutions specified below.
If no instructions are received by the Bank of New York Mellon, as Depositary, from an owner with respect to any of the Common Shares of VimpelCom Ltd. represented by the American Depositary Shares evidenced by such owner’s or holder’s American Depositary Receipts on or before 5:00 P.M. New York Time on March 11, 2011 then the Depositary shall not vote, or attempt to exercise the right to vote that attaches to, or give a proxy with respect to, those Common Shares of VimpelCom Ltd.

The Supervisory Board of VimpelCom Ltd. recommends that Shareholders of VimpelCom Ltd. vote in favor of each item on the Agenda.

Resolution 1.      To approve, for the purposes of bye-law 55.4(f) of the bye-laws of VimpelCom Ltd., the issuance by VimpelCom Ltd. of up to 325,639,827 common shares of VimpelCom Ltd. and of 305,000,000 convertible preferred shares of VimpelCom Ltd. pursuant to the terms of the Share Sale and Exchange Agreement relating to the acquisition by VimpelCom Ltd. of Wind Telecom S.p.A. approved by the Supervisory Board on January 16, 2011.

☐ FOR	☐ AGAINST	☐ ABSTAIN

Resolution 2.      To increase the authorized share capital of VimpelCom Ltd. to US$3,114,171.83 by the creation of 630,639,827 new common shares of par value US$0.001 each in VimpelCom Ltd. and of 305,000,000 new convertible preferred shares of par value US$0.001 each in VimpelCom Ltd., the new shares having the rights and being subject to the conditions set out in the VimpelCom Ltd. bye-laws.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATE:

SIGNATURE OF ADR HOLDER

SIGNATURE OF CO-OWNER

PLEASE SIGN, DATE AND RETURN THIS VOTING CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED AS SOON AS POSSIBLE TO ENSURE THAT THE VOTING DIRECTION FOR THE COMMON SHARES OF VIMPELCOM LTD. REPRESENTED BY YOUR AMERICAN DEPOSITARY SHARES IS RECEIVED IN TIME TO BE COUNTED AT THE MEETING. The Voting Instruction must be signed by the person in whose name the ADR is registered on the books of the Depositary. In the case of a corporation, the voting instruction must be signed by a duly authorized Officer or Attorney.